Exhibit 21

Entity	Jurisdiction of Formation
Unilife Medical Solutions, Inc.	Delaware
Unilife Cross Farm, LLC	Delaware
Unitract Syringe Pty Limited	Australia
Unilife Medical Solutions Limited	Australia